September 13, 2017	Mark L. Johnson mark.johnson@klgates.com

T +1 617 261 3260 F +1 617 261 3175

By EDGAR and FedEx

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Amanda Ravitz
Laurie Abbott

Re:	ACM Research, Inc.
Registration Statement on Form S-1
CIK No. 0001680062

Ladies and Gentlemen:

We are submitting this letter on behalf of ACM Research, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 1, 2017 relating to the Company’s draft registration statement on Form S-1 confidentially submitted to the Commission on May 9, 2017 (the “Draft S-1”). Contemporaneously herewith, the Company is filing via EDGAR a registration statement on Form S-1 of the Company (the “Form S-1”). For the convenience of the Staff, we are delivering to the Staff by overnight courier a copy of this letter and marked copies of the Form S-1 to show changes from the Revised Draft S-1. Additionally, under separate cover we are submitting a supplemental response to comment number 8 in the letter dated February 27, 2017 from the Staff.

For convenience, we have set forth below, in italicized, bold type, the enumerated written comments provided in the Staff’s letter to the Company dated June 1, 2017. The response of the Company to each comment is set forth immediately following the comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

How We Evaluate Our Operations, page 58

1.	We note your revisions in response to comment 14 and that you now exclude PRC government grants from Free Cash Flow data and add expenses paid by application to PRC government subsidies to Adjusted EBITDA data. Please revise to disclose the reason for this presentation.

In reviewing the referenced disclosures, the Company’s management determined that the previously proposed approach was not consistent with management’s use of the adjusted EBITDA and free cash flow information for purposes of understanding, evaluating and managing the Company’s operations. The Company therefore has revised the adjusted EBITDA and free cash flow information accordingly. Consistent with the Staff’s comment, the Company

K&L Gates LLP

STATE STREET FINANCIAL CENTER    ONE LINCOLN STREET    BOSTON    MA 02111

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has revised “Management’s Discussion and Analysis of Financial Condition and Results of Operations—How We Evaluate Our Operations” in the Form S-1 to explain, in the last paragraph on page 61 and in the first paragraph on 62, the reasons for the Company’s treatment of governmental grants for the purposes of determining and evaluating adjusted EBITDA and free cash flow.

Consolidated Financial Statements

Note 2: Summary of Significant Accounting Policies

Research and Development Costs, page F-11

2.	In response to comment 27 you set forth that all costs incurred during the evaluation period are expensed. Please revise your research and development accounting policy to reflect your response and to clarify that your policy includes the capital equipment or tools being evaluated.

The Company has revised the disclosure in “Note 2. Research and Development Costs” in the Form S-1 on page F-12 in response to this comment.

Note 19: Subsequent Events, page F-35

3.	Please disclose your accounting treatment for the warrant issued to SMC.

The Company respectfully submits that “Note 10. Warrant Liability” in the Form S-1 on page F-30 includes an appropriate description of the accounting treatment of the warrant issued to SMC.

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Please do not hesitate to contact me at (617) 261-3260 if you have any questions or would like additional information regarding this matter.

Very truly yours,

/s/ Mark L. Johnson

Mark L. Johnson

cc:	David H. Wang, ACM Research, Inc.

Min Xu, ACM Research, Inc.

Seo Salimi, Goodwin Procter LLP

September 13, 2017
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